American Surgical Holdings, Inc.
10039 Bissonnet Street, Suite #250
Houston, Texas  77036-7852

May 8, 2009

Via EDGAR and FedEx
Mr. John Reynolds
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	American Surgical Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on April 2, 2009 File No. 0-50354

Dear Mr. Reynolds:

We are in receipt of your comment letter dated May 8, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Item 1A.  Risk Factors, page 5

Our internal disclosure controls may not reduce to a relatively low level the risk that a material error in our financial statements may go undetected, page 5

1.
Please note that disclosure controls and procedures, as defined in Exchange Rules 13a-15(e) and 15d-15(e), are not defined to reduce to a relatively low level the risk that a material error in your financial statements would go undetected. Please tell us if you intended to describe your conclusions of internal control over financial reporting in this risk factor, and revise your risk factor as appropriate. You should not qualify your conclusion with the use of such terms as "adequate".

ANSWER:	Please note that the risk factor has been deleted.

Management’s Discussion and Analysis, page 10

Contractual Obligations, page 12

2.
Please tell us why you did not include the convertible notes payable in your table summarizing the payments due under contractual obligations as of December 31, 2008. In addition, expand your discussion under "Immediate Liquidity Needs" on page 10 to describe how you intend to re-pay the outstanding convertible note payable.

ANSWER:
Please note that the convertible notes payable have been added to the table and the Liquidity section has been expanded to disclose that the Company plans on paying the first half of the note from cash generated from operations in the first quarter of 2009 and the second half of the note either from cash generated from operations or from cash received from borrowings on accounts receivable.

Item 9A(T):  Controls and Procedures, page 18

Evaluation of Disclosure Controls and Procedures, page 18

3.
We note that you did not furnish all of the information required by Item 307 of Regulation S-K with respect to your 2008 annual report. Please revise to disclose the conclusions of your principal executive and principal financial officers, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15to or Rule 15d-lSfe1 under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of your disclosure controls and procedures required by paragraph (b) of Rule 13a-15orRule 15d-15 under the Exchange Act Note that your evaluation of disclosure controls and procedures is separate from your evaluation of internal control over financial reporting. Refer to Item 307 of Regulation S-K.

ANSWER:	Please note that this section has been amended to provide all of the information required by Item 307 of Regulation S-K.

4.
We note the disclosure on page 19 of your December 31, 2007 Form 10-KSB/A, filed on August 18,  2008, that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 due to the material weaknesses you identified. We further note that you did not identify any material changes in your internal control over financial reporting in your June 30, 2008 and September 30, 2008 Forms 10-Q, filed on or after the date you filed your Form 10-KSB/A, but you concluded that the Company maintained effective internal control over financial repotting as of December 31, 2008. Please revise to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 240.13o-l 5 or Rule 240.15d-15 of this chapter that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If you do not believe there were any changes that require disclosure, please provide us with an explanation of your basis for concluding that your internal control over financial reporting was effective. Refer to Item 3087(b) of Regulation S-K.

ANSWER:
As disclosed in our Form 10-KSB/A for the year ended December 31, 2007, the Company disclosed the following changes were made to the internal controls and procedures after the material weaknesses were identified:

1) Requiring that any matters involving related party transactions be approved by our Audit Committee (consisting only of Independent Directors);

2) Requiring that our Principal Officers, Control Persons and Directors, not less than once per annum, complete questionnaires which include queries regarding knowledge of related party transactions, among other items; and

3) Performing additional periodic payroll reviews to ascertain if any new or returning employees have any such relationships.

4) Requiring that board of directors’ approval is obtained for any contracts in excess of a certain value to be determined by the Board of Directors including any contracts with insurance companies or health care providers.

5) Requiring that copies of all contracts, regardless of size, be provided to our finance department promptly after execution; and

6) Requiring that the billing function be performed within our finance department;
After implementing such changes, we believe that the internal controls and procedures are effective.  Accordingly, no further disclosure is required in the subsequent quarterly reports.

Note 5. Income Taxes, page F-13

5.
Please tell us how you arrived at your 2008 federal income tax benefit of  $(1,135,783) in presenting your reconciliation of reported income tax expense to income tax expense that would result from applying domestic federal statutory tax rates to pretax income, as presented in the table on page F-13. In addition, provide us with a reconciliation between the $(124,130) income tax benefit shown in your table on page F-12 and the $(47,808) income tax benefit shown on your Consolidated Statements of Operations on page F-3.

ANSWER:
The gross amount record as a tax benefit of $1,135,783 was mistakenly used in the table.  This amount represents the loss before income taxes. This amount will be adjusted based on the domestic federal statutory tax rate of 34% to reconcile the income benefit of $47,808 in the amended filing.

6.
We note your table of the tax effects of temporary differences that give rise to deferred tax assets and liabilities on page F-13, in which it appears you have netted your deferred tax assets and liabilities. Please revise your deferred tax table to separately state the components of your deferred tax assets and liabilities as of December 31, 2006, 2007, and 2008 in accordance with the requirements of paragraph 43 of SFAS 109. In this regard, separately state your Section 481(a) deferred tax liabilities, NOL carryforward deferred tax assets, any other deferred tax assets or liabilities, and the total valuation allowance recognized for deferred tax assets, if any, as of each respective fiscal year end. Please also tell us the gross (i.e. not tax effected) NOL carryforward and Section 481(a) adjustment remaining as of each respective fiscal year end, as applicable.

ANSWER:
We have updated Note 5, page F-13, to show the revised deferred tax table showing the components of our deferred tax assets and liabilities as of December 31, 2008, 2007, and 2006, in accordance with the requirements of paragraph 43 of SFAS 109.  In addition, our revised footnote includes the gross NOL carryforward and Section 481(a) adjustment remaining as of December 31, 2008, 2007, and 2006 as requested.

Note 6.  Convertible Notes Payable, page F-13

7.
We note the freestanding warrants to purchase 100,000 shares that were included with each Unit in the 2007 Private Placement Memorandum. We also note Section 0) Registration Rights in the Warrant to Purchase Common Stock agreement filed as Ex, 10.2 to the July 3, 2007 Form 8-K, and Section (j)(7) discussing the Holders' entitlements in the event that the Company fails to carry out its obligations under Section 0)- Tell us how you considered the provisions of FASB Staff Position No. EITF 00-19-2 in accounting for your registration rights agreement during the periods presented in your financial statements. In addition, provide the disclosures discussed in paragraph 12 of the FASB Staff Position.

ANSWER:
We considered the requirements of EITF 00-19-02 in regards to the warrants issued with the 2007 units.  We review the criteria for recognizing the liability using the guidance of EIFT 00-19-2 and SFAS 5.  We determined that for all the periods presented, the exercise price of the warrants was not probable as the share price was lower then the exercise price.  We currently are willing and able to file a registration statement upon notice by the note holders and does not consider the transfer of assets probable.  We will revise the footnote to include those disclosures required by paragraph 12 of EITF 00-19-02

Conversion of the Notes, page F-14

8.
We note your disclosure of the agreements with Dawson James Securities on revisions to the terms of the convertible notes and warrants. Please tell us if the revised convertible note agreement contains any additional restrictive covenants or changes to the covenants In the initial Promissory Note agreement filed as Ex. 10.1 to your July 3,2007 Form 8-K, and provide us with a copy of each revised agreement or tell us when they were filed and where they can be located. Please also revise to disclose all of your restrictive covenants (e.g. restrictions on dividends, additional indebtedness, redemptions or repurchases of outstanding equity, sale of assets, any other uses of cash, or obligations to maintain minimum working capital), as applicable, pursuant to paragraphs 18-19 of SFAS 5 and state whether you were in compliance with your covenants as of December 31, 2008. Alternatively, tell us why you do not believe such disclosures are applicable.

ANSWER:
The additional restrictive covenants and/or changes to the original covenants are disclosed in Note 6 to the financial statements.  We will revise note 6 to the financial statements to disclose that we are in compliance with all the covenants as of December 31, 2008.

Note 9 – Equity, page F-16

Options Issued to Directors/Officers, page F-16

9.
We note, on page 23, the 500,000 outstanding and unexercised stock options with an exercise price of $1.21 for each of your two named executive officers. We further note the corresponding Forms 4 you filed on April 30, 2007 for each of these executive officers, in which you disclose they were each granted 500,000 stock options on April 26, 2007 with an exercise price of $2.42. Please tell us how you considered paragraphs 51-57 of SFAS 123(R) in accounting for the modification of stock option terms and quantify for us the incremental compensation cost, if any, of the fair value of modified awards over the fair value of original awards immediately before their terms were modified. Please also tell us how you considered the disclosure requirements in paragraphs 64-65 of SFAS 123(R) for any modified stock options. Alternatively, tell us why you do not believe any stock options have been modified.

ANSWER:
The Officers were each issued 500,000 options at an exercise price of $1.21 per share pre reverse stock split which occurred in April 2007.  The Form 4’s that were filed showed the post reverse split price of $2.42 (1 for 2 reverse split =$1.21 x 2).  The correct amount of options outstanding should have been reduced to 250,000 each.  We will revise the document as necessary to reflect the effect of the reverse stock split.  There is no modification to the options under SFAS 123R.

Section 302 Certifications – Exhibit 31

10.
We note that your principal executive officer and principal financial officer certifications are now filed under Item 601(b)(31) of Regulation S-K upon your transition to a smaller reporting company with the filing of your March 31, 2008 Form 10-Q. As such, please acknowledge that you will remove the small business issuer references in your future certifications so that they conform to that found in Item 601(b)(3l) of Regulation S-K.

ANSWER:	Please be advised that we will remove the small business issuer references in our future certifications so that they conform to that found in Item 601(b)(3l) of Regulation S-K.

Exhibits

11.	Please file all material agreements. See Item 601 (b) of Regulation S-K. For example, it appears that you have not provided the following:

•
the articles of incorporation and bylaws of American Surgical Holdings as currently in effect and any amendments thereto, see Item 601(b)(3)(i) and (ii); instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, see Item 601 (b)(4);

•	the various service/consulting agreements and/or employment agreements for Messrs. Elgamal, Olmo-Rivas, Chamberlain and Chaps, respectively; and
•	any contracts upon which the registrant's business is substantially dependent, see Item 60l(b)(l0)(ii)(B)

Please file all such agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

ANSWER:	Please note that all material agreements have been filed as exhibits.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zak W. Elgamal
Zak W. Elgamal
President and Chief Executive Officer